UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VALOR GOLD CORP.
(Name of Issuer)

Common Stock,
(Title of Class of Securities)

92025W10
(CUSIP Number)

November 1, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	NAMES OF REPORTING PERSONS. PARAMOUNT GOLD & SILVER CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	5.	SOLE VOTING POWER 6,000,000
NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 6,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.01%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

(a)	Name of Issuer:

VALOR GOLD CORP.

(b)	Address of Issuer’s Principal Executive Office:

200 S. Virginia Street
8th Floor
Reno, NV 89501

Item 2.

(a)	Name of Person Filing:

Paramount Gold & Silver Corp.

(b)	Address of Principal Business Office or, if none, Residence:

The business address of Paramount Gold & Silver Corp. is 665 Anderson Street, Winnemucca, Nevada 89445.

(c)	Citizenship:

Delaware.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

92025W10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of page 2 of this Schedule 13G, which Items are incorporated by reference herein.  The securities consist of 6,000,000 shares of Common Stock.

Record ownership of the securities reported on this Schedule 13G is held by Paramount Gold & Silver Corp.

The calculation of percentage of beneficial ownership in Item 11 of page 2 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012, in which the Issuer stated that the number of shares of its common stock outstanding on November 13, 2012 was 66,587,500 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2013

PARAMOUNT GOLD & SILVER CORP.

By:	/s/ Christopher Crupi
Name: Christopher Crupi
Title: President and Chief Executive Officer